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                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D
                   (Rule 13d-101)

Information to be included in statements filed pursuant to
13d-1(a) and amendments thereto filed pursuant to 13d-2(a)
(Amendment No.      )*

TRIAD PARK, LLC
(Name of Issuer)

Membership Interests, No Par Value
(Title of Class of Securities)


(CUSIP Number)

Stephen M. Schultz, Esq., Kleinberg, Kaplan, Wolff & Cohen,
P.C., 551 Fifth Avenue, 18th Floor, New York, New York  10176,
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 15, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)
Page 1 of 8 Pages
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     (ENTITIES ONLY)
     Manchester Securities Corp., a New York Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7    SOLE VOTING POWER
          1,914,760

8    SHARED VOTING POWER
          0

9    SOLE DISPOSITIVE POWER
          1,914,760

10   SHARED DISPOSITIVE POWER
          0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
          1,914,760

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.71%

14   TYPE OF REPORTING PERSON*
          BD; CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
ATTESTATION.

ITEM 1.   Security and Issuer

     This statement relates to the Membership Interests, no par value (the "Membership Interests"), of Triad Park, LLC (the
"Issuer"). The Issuer's principal executive office is located at 3055 Triad Drive, Livermore, California 94550.

ITEM 2.   Identity and Background

     (a)-(c) The name of the person filing this statement on Schedule 13D is: Manchester Securities Corp., a New York corporation ("Manchester"). Manchester is a registered broker-dealer, wholly-owned by Elliott Associates, L.P., a Delaware limited partnership ("Elliott"). Paul E. Singer ("Singer") and Braxton Associates, L.P., a Delaware limited partnership ("Braxton LP"), which is controlled by Singer, are the general partners of Elliott.

MANCHESTER

     The business address of Manchester is 712 Fifth Avenue,
36th Floor, New York, New York 10019.

     The principal business of Manchester is to act as a registered broker-dealer.

     The name, business address and principal occupation or employment of each director and executive officer of Manchester are as follows:

      NAME
ADDRESSOCCUPATIONPaul E.
      Singer
712 Fifth Avenue
      36th Floor
New York, New York
10019
General partner of
Elliott and
Braxton LP and
President of
Martley
International,
Inc., a Delaware
corporation
("Martley")
     ELLIOTT

          The business address of Elliott is 712 Fifth Avenue,
     36th Floor, New York, New York 10019.

          The principal business of Elliott is to purchase, sell, trade and invest in securities.

     SINGER

          Singer's business address is 712 Fifth Avenue, 36th
     Floor, New York, New York  10019.

          Singer's principal occupation or employment is that of serving as general partner of Elliott and Braxton LP and president of Martley.

     BRAXTON LP

          The business address of Braxton LP is 712 Fifth
     Avenue, 36th Floor, New York, New York 10019.

          The principal business of Braxton LP is the furnishing of investment advisory services.

          The names, business addresses, and present principal occupation or employment of the general partners of Braxton LP are as follows:

      NAME
ADDRESSOCCUPATIONPaul E.
      Singer
712 Fifth Avenue
      36th Floor
New York, New York
10019
General partner of
Elliott and
Braxton LP and
President of
Martley
Braxton
      Associates,
      Inc.
712 Fifth Avenue
      36th Floor
New York, New York
10019
The principal
business of
Braxton
Associates, Inc.
is serving as
general partner of
Braxton LP

          The name, business address, and present principal occupation or employment of each director and executive officer of Braxton Associates, Inc. are as follows:

      NAME
ADDRESSOCCUPATIONPaul E.
      Singer
712 Fifth Avenue
36th Floor
New York, New York
10019

General partner of
Elliott and
Braxton LP and
President of
Manchester and
Martley
     (d) and (e) During the last five years, none of the persons or entities above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons listed above are citizens of the United States of America.

ITEM 3.   Source and Amount of Funds or Other Consideration

     Manchester received 1,779,760 Membership Interests as a distribution in partial consideration for tendering its shares of common stock of Triad Systems Corporation pursuant to a tender offer made by CCI Acquisition Corp. pursuant to an Agreement and Plan of Merger, dated as of October 17, 1997, among Cooperative Computing, Inc., CCI Acquisition Corp. and Triad Systems Corporation.

     The source and amount of funds used by Manchester in making purchases of the remaining Membership Interests beneficially owned by it are set forth below.


SOURCE OF FUNDS                    AMOUNT OF FUNDS
Margin account maintained at       $169,525.00
Merrill Lynch, Pierce, Fenner and
Smith Inc.

ITEM 4.   Purpose of Transaction

     Manchester acquired the Membership Interests beneficially owned by it in the ordinary course of its trade or business of purchasing, selling, trading and investing in securities.

     Depending upon market conditions and other factors that it may deem material, Manchester may purchase additional Membership Interests or related securities or may dispose of all or a portion of the Membership Interests or related securities that it now beneficially owns or may hereafter acquire.

     Except as set forth below, Manchester has no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

     Manchester recently sent a letter to the Issuer commenting on a recent merger proposal made by TPL Acquisition, LLC. A copy of this letter is attached as Exhibit A.


ITEM 5.   Interest in Securities of the Issuer

     (a)  Manchester beneficially owns 1,914,760 Membership
Interests, constituting 9.71% of the outstanding Membership
Interests.

     (b) Manchester has the power to vote or direct the vote of, and to dispose or direct the disposition of, the Membership
Interests beneficially owned by it.

     (c) The following transactions were effected by Manchester during the past sixty (60) days:

                        Amount of  Approximate
                         Shares    Price per Share
                         Bought    (exclusive
Date        Security     (Sold)    of commissions)

9/8/97  Membership Interest5,000    $1.145
9/12/97 Membership Interest50,000   $1.270
9/15/97 Membership Interest50,000   $1.25
9/18/97 Membership Interest30,000   $1.26

     The above transactions were effected by Manchester over-the-counter in New York.

     Information regarding transactions effected by Manchester during the past sixty (60) days is set forth in Item 3 above and expressly incorporated by reference herein.

     No other transactions were effected by Manchester during the past sixty (60) days.

     (d) Elliott has a contractual right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Membership Interests beneficially owned by Manchester.

     (e)  Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the
          Issuer

     Manchester has entered into an equity swap agreement with a third party with respect to the economic performance of certain of its Membership Interests (comprising less than 5% of the outstanding Membership Interests).

ITEM 7.   Material to be Filed as Exhibits

     Exhibit A - Letter, dated September 25, 1997, from
Manchester Securities Corp. to the Issuer.

                      SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:              MANCHESTER SECURITIES CORP.
September 25, 1997

                    By:
                         Paul E. Singer
                         President

                      EXHIBIT A

             MANCHESTER SECURITIES CORP.
                  712 Fifth Avenue
              New York, New York  10019
                Tel:  (212) 974-2095
                Fax:  (212) 974-2093

                                   September 25, 1997

Mr. James R. Porter
Triad Park, LLC
3055 Triad Park
Livermore, Ca  94550

 Re:  Offer from Richard C. Blum & Associates, L.P.

Dear Mr. Porter:

     I understand that the Advisory Board of Triad Park, LLC ("Triad") has decided to recommend to the Triad members (i.e. shareholders) that they approve a merger proposal by TPL Acquisition, LLC ("TPL"), an affiliate of Richard C. Blum & Associates, L.P., under which TPL would acquire all shares of Triad for $1.32 per share. As a holder of almost 10% of the shares of Triad, Manchester Securities Corp. has a number of questions and concerns before deciding whether the offer is adequate.

     1) The buildings and the land owned by Triad are located in a very strong real estate market. Given the high prices entities are paying for buildings such as those owned by Triad and the tremendous development opportunities available for the land, we have a serious concern about the adequacy of the offer by TPL.

     2) We have a concern about the independence of this transaction. We understand that Richard Blum is part owner and a member of the board of 3055 Management Corp., the entity responsible for the management of Triad. Whenever there is an insider transaction such as this, where such insider has access to the best and most complete information on the assets as is the case here, such transaction must be held to the highest scrutiny. There needs to be an independent review of this transaction.

     3) It is our opinion that in a good real estate market with high quality assets such as those owned by Triad, the way to achieve the highest price is through an auction process. As a large shareholder, we would like to know why an auction was not pursued?

     Over the past few months, on numerous occasions, I have tried unsuccessfully to get in touch with you to discuss the steps to be taken by the Advisory Board to maximize Triad's value for its shareholders. I am not at all convinced that the process you have undertaken and the acceptance of the TPL transaction maximizes such value.

      However, prior to coming to such a conclusion, I would like first to hear the responses of the Advisory Board to the issues raised above. I look forward to your responses as soon as possible.

                         Sincerely yours,



                         Andrew J. Kurtz

cc:  Stephen Schultz, Esq.
     Richard C. Blum